                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                              NEC ELECTRONICS CORP.
   (Exact name of Issuer of deposited securities as specified in its charter)
                                      Japan
            (Jurisdiction of Incorporation or organization of Issuer)


                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                    60 Wall Street, New York, New York 10005
                            Tel. No.: (212) 602-3761
  (Address, including zip code, and telephone number of depositary's principal offices)


                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005
                                 (212) 602 3761
    (Address, including zip code, and telephone number of agent for service)
                                    Copy to:
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
                                 60 Wall Street
                            New York, New York 10005

It is proposed that this filing become effective under Rule 466

  [X] immediately upon filing              [ ] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
                                                                                    Proposed
                                                              Proposed              Maximum
                                                Amount        Maximum               Aggregate
                                                to be         Offering              Offering      Amount of
Title of Each Class of                          Registered    Price Per Unit (1)    Price (2)     Registration
Securities to be Registered                                                                       Fee
--------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, each American
Depositary Share representing one-half of one
share of common stock of NEC Electronics        50,000,000         $0.05            $2,500,000    $203
Corp.
--------------------------------------------------------------------------------------------------------------

(1)Each unit represents one American Depositary Share.

(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                            Location in Form of American Depositary
         Item Number and Caption                                            Receipt Filed Herewith as Prospectus
         -----------------------                                            ------------------------------------
            (1)  Name and address of Depositary                             Introductory paragraph

            (2)  Title of American Depositary Receipts and                  Face of American Depositary Receipt, top
                 identity of deposited securities                           center

         Terms of Deposit:

         (i)     Amount of deposited securities represented by              Face of American Depositary Receipt, upper
                 one unit of American Depositary Shares                     right corner

         (ii)    Procedure for voting, if any, the deposited                Articles (12) and (14)
                 securities

         (iii)   Collection and distribution of dividends                   Article (13)

         (iv)    Transmission of notices, reports and proxy                 Articles (11) and (12)
                 soliciting material

         (v)     Sale or exercise of rights                                 Articles (13) and (14)

         (vi)    Deposit or sale of securities resulting from               Articles (13) and (16)
                 dividends, splits or plans of reorganization

         (vii)   Amendment, extension or termination of the                 Articles (18) and (19)
                 Deposit Agreement

         (viii)  Rights of holders of receipts to inspect the               Article (3)
                 transfer books of the Depositary and the list of
                 Holders of receipts

         (ix)    Restrictions upon the right to deposit or                  Articles (1), (2), (4), (6), (15), (16) and (17)
                 withdraw the underlying securities

         (x)     Limitation upon the liability of the Depositary            Introductory paragraph and Articles (1), (2),
                                                                            (4), (7), (16) and (17)

         (3)     Fees and Charges                                           Article (20)

Item 2. AVAILABLE INFORMATION

                                                                            Location in Form of American Depositary
         Item Number and Caption                                            Receipt Filed Herewith as Prospectus
         -----------------------                                            ------------------------------------
         (a) Statement that the issuer of the deposited                     Article (11)
         securities specified above furnishes the Commission
         with certain public reports and documents required
         by foreign law or otherwise under Rule 12g3-2(b)
         under the Securities Exchange Act of 1934 and can be
         inspected by holders of ADRs and copied at public
         reference facilities maintained by the Commission in
         Washington

                                   Prospectus

    THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE
                       SECURITIES AND EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

         (a) Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

         (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

         (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

         (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

         (e) Certification under Rule 466.

Item 4. UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 5, 2003.

                                        Legal entity created by the agreement
                                        for the issuance of American Depositary
                                        Receipts evidencing American Depositary
                                        Shares for common shares of NEC
                                        Electronics Corp.

                                        By: DEUTSCHE BANK TRUST COMPANY
                                                   AMERICAS, Depositary

                                        By:/s/William Fahey
                                           ----------------
                                        William Fahey
                                        Vice President

                                        By:/s/Paul Martin
                                           --------------
                                        Paul Martin
                                        Vice President

                                INDEX TO EXHIBITS

Exhibit                                                                            Sequentially
Number                                                                             Numbered Page
------                                                                             -------------
   (a)        Form of ADR

   (d)        Opinion of Ziegler, Ziegler & Associates LLP, counsel to the
              Depositary, as to the legality of the securities to be registered.

   (e)        Rule 466 Certification